Robyn Zolman
November 30, 2010	Direct: 303.298.5740
Fax: 303.313.2830
RZolman@gibsondunn.com
Client: C 12412-00001
VIA EDGAR
Ms. Rose Zukin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioCryst Pharmaceuticals, Inc. Form 10-K for the year ended December 31, 2009 Filed March 9, 2010 Definitive Proxy Statement on Schedule 14A Filed April 6, 2010 File No. 000-23186
Dear Ms. Zukin:
On behalf of BioCryst Pharmaceuticals, Inc. (the “Company”) this letter confirms that as discussed with you today, the Company will respond to the Staff’s November 16, 2010 letter to the Company on or before December 15, 2010.
Sincerely,
/s/ Robyn Zolman
Robyn Zolman
REZ/rez

cc:	Alane Barnes, BioCryst Pharmaceuticals, Inc. Brian Lane, Gibson, Dunn & Crutcher LLP